Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 614,908,823

Date: February 9, 2022

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. Headquartered in Wakefield, Massachusetts, the Company has operations in 23 states including operating 125 dispensaries and 25 cultivation sites with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On January 4, 2022, Curaleaf announced it had named Matthew Darin as US President and also reported the retirement of Neil Davidson from his position as Chief Operating Officer.

Please see the Issuer’s press release dated January 4, 2022, filed on the Issuer’s website for more information, as well as the Material Change Report filed on SEDAR on January 10, 2022.

On January 18, 2022 and January 28, 2022 Curaleaf announced details for reporting of its fourth quarter and fiscal year end financial and operational results.

Please refer to the Issuer’s press releases dated January 18, 2022 and January  28, 2022, filed on the Issuer’s website for more information.

On January 19, 2022, Curaleaf announced its opening of two new Florida dispensaries in Tampa Bay and Largo.

Please see the Issuer’s press release dated January 19, 2022, filed on the Issuer’s website for more information.

On January 19, 2022, Curaleaf announced it had completed its acquisition of Bloom Dispensaries.

Please refer to Item 7 below, and also refer to the Issuer’s website for its press releases dated December 28, 2021 and January 19, 2022, as well as the Form 9 as filed with the CSE on January 7, 2022 and amended on January 21, 2022 for more information.

On January 20, 2022, Curaleaf announced its opening of two new dispensaries in Pennsylvania.

Please see the Issuer’s press release dated January 19, 2022, filed on the Issuer’s website for more information.

2.	Provide a general overview and discussion of the activities of management.

Executive Chairman Boris Jordan appeared in the MGO Cannabis 50 Impact Report published January 28, 2022. Mr. Jordan also participated in a fireside chat at Needham’s 24th Annual Virtual Growth Conference on January 12, 2022 and appeared on Bloomberg TV’s “The Close” on January 6, 2022.

Executive Vice Chairman Joseph Lusardi participated in a fireside chat at ICR’s Conference on January 10, 2022.

CEO Joseph Bayern participated in an interview and podcast with New Cannabis Ventures which published on January 28, 2022. Mr. Bayern also participated in a panel at ATB’s 10th Annual Institutional Conference titled, “East Coast: The Heat Is On This Winter" on January 13, 2022.

Curaleaf International CEO Antonio Costanzo participated in a recent episode of The Cannabis Conversation podcast on January 18, 2022 regarding an overview of the European cannabis industry.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Bloom Dispensaries

On December 28, 2021, Curaleaf announced announced that it has entered into a definitive agreement to acquire Bloom Dispensaries ("Bloom"), a vertically integrated, single state cannabis operator in Arizona in a transaction valued at approximately US$211 million (the "Transaction"). The Transaction with Bloom includes four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and the only dispensary currently in Sedona.

The Transaction closed on January 19, 2022.

8.	Describe the acquisition of new customers or loss of customers.

See Item 1 for information on new dispensary openings.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of January 31, 2022, the Issuer had a total of 5,242 employees, which includes 271 new hires and 209 terminations in the month of January.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Among other disputes, Curaleaf is defending against claims in arbitration relating primarily to a lock-up agreement that the former minority shareholders of Curaleaf’s Connecticut operations signed in connection with their receipt of Subordinate Voting Shares of the Issuer in exchange for their minority interest.

Connecticut

No updates since this matter was last reported on the Form 7 filed with the CSE on January 7, 2022.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	576,235	Shares issued in connection with option exercises and RSU conversions	The proceeds from payment of the option exercise price will be used for general working capital purposes.

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

On January 4, 2022, Curaleaf announced it had named Matthew Darin as US President and also reported the retirement of Neil Davidson from his position as Chief Operating Officer.

Please see the Issuer’s press release dated January 4, 2022, filed on the Issuer’s website for more information, as well as the Material Change Report filed on SEDAR on January 10, 2022.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

COVID-19

The Company continuously assesses the potential impact of the ongoing COVID-19 pandemic on its financial and operating results. Any assessment continues to be subject to uncertainty as to probability, severity and duration of the pandemic as reflected by infection rates at local, state, and regional levels. Moreover, certain Covid variants have surfaced since the onset of the pandemic including the B.1.617.2 (Delta) variant and, most recently, the B.1.1.529 (Omicron) variant that create additional uncertainty during any particular period when it comes to the impact upon employees, customers, our supply chain, and the timing of regulatory approvals. However, at this time, the Company has no indication that the emergence of the omicron variant will have a material impact on operations and results compared with its business prior to such emergence

● Europe. Certain countries in Europe are beginning to ease public health restrictions and lock-down measures imposed to deal with COVID-19. Each country in Europe adopts its own public health response, but the larger economies (being Germany, the UK, Italy, Spain, and France) are monitoring the need for continuing restrictions as Europe experiences a surge in cases, but hospitalization rates remain manageable. Cannabis consumption in Europe is exclusively medical, and like other medicines, supply of medical cannabis has continued during the pandemic, with doctors and pharmacies adopting telemedicine to hold consultations and supply prescriptions to patients. Further waves of the virus may have a material impact on business development activities (due to travel restrictions), the Company’s ability to generate revenue and on operations generally, and such risk will remain while the Covid-19 virus continues in widespread circulation and new strains are identified.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the Issuer's current litigation and arbitration proceedings, and (ii) the potential impacts of the COVID-19 pandemic on the Issuer's business and operations. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors" in the Issuer's management's discussion and analysis for the year ended December 31, 2020 filed on March 11, 2021 and under "Risk Factors" in the Issuer’s annual information form for the year ended December 31, 2020 filed on April 28, 2021, each of which is available under the Company’s SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: February 9, 2022.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details	For Month Ended	Date of Report
Name of Issuer	January 31, 2022	YY/MM/D
Curaleaf Holdings, Inc.		February 9, 2022
Issuer Address
301 Edgewater Place

City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	N/A	(781) 451-0150
Wakefield, MA 01880 USA
Contact Name	Contact Position	Contact Telephone No.
Investor Relations	Investor Relations	(781) 451-0150

Contact Email Address	Web Site Address
IR@curaleaf.com	www.curaleaf.com